Exhibit 3.2

CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

HERC HOLDINGS INC.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware, Herc Holdings Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

1. Effective upon the effective time of this Certificate of Amendment (the “Split Effective Time”), the shares of Common Stock issued and outstanding immediately prior to the Split Effective Time and the shares of Common Stock issued and held in the treasury of the Corporation immediately prior to the Split Effective Time are reclassified into a smaller number of shares such that each fifteen shares of Common Stock immediately prior to the Split Effective Time shall be automatically reclassified into one share of Common Stock. Notwithstanding the immediately preceding sentence, no fractional shares shall be issued in the reclassification and, in lieu thereof any person who would otherwise be entitled to a fractional share of Common Stock as a result of the reclassification, following the Split Effective Time, shall be entitled to receive a cash payment equal to the fair value thereof, as determined in good faith by the Board of Directors. Each stock certificate that, immediately prior to the Split Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Split Effective Time shall, from and after the Split Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock into which the shares of Common Stock formerly represented by such certificate shall have been reclassified (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Split Effective Time).

2. The first paragraph of Article Fourth of the Amended and Restated Certificate of Incorporation is hereby amended and restated to read in its entirety as follows:

“Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is 146,666,666 consisting of: (a) 133,333,333 shares of common stock, par value $0.01 per share (the “Common Stock”), and (b) 13,333,333 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”), issuable in one or more series as hereinafter provided.”

3. This Certificate of Amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

4. This Certificate of Amendment shall be effective as of 5:01 p.m. Eastern Time on June 30, 2016.

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Amendment to be duly executed this 30th day of June, 2016.

HERC HOLDINGS INC.

By:	/s/ Lawrence H. Silber
Name:	Lawrence H. Silber
Title:	Authorized Officer